EXHIBIT 99

PRESS RELEASE

Magna Announces 2024 Annual Meeting Results

AURORA, Ontario, May 09, 2024 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2024 annual meeting of shareholders held on May 9, 2024. A total of 230,328,916 Common Shares or 80.18% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.  Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Mary S. Chan	95.27%	Mary Lou Maher	98.16%
Hon. V. Peter Harder	98.97%	William A. Ruh	96.46%
Jan R. Hauser	99.73%	Dr. Indira V. Samarasekera	89.07%
Seetarama S. Kotagiri (CEO)	99.54%	Matthew Tsien	96.22%
Jay K. Kunkel	99.83%	Dr. Thomas Weber	95.08%
Robert F. MacLellan	97.63%	Lisa S. Westlake	95.29%

b.  Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.65%
Say on Pay	85.36%

Based on the voting results, all 12 nominees were re-elected to the Board, Deloitte was reappointed as independent auditor, and the “Say on Pay” resolution was approved – in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

Following the annual meeting, Magna’s Board confirmed:

  Robert F. MacLellan as Board Chair;
  Hon. V. Peter Harder as Governance, Nominating and Sustainability Committee Chair;
  William A. Ruh as Technology Committee Chair; and
  Dr. Indira V. Samarasekera as Talent Oversight and Compensation Committee Chair.

Additionally, the Board appointed Mary Lou Maher as Audit Committee Chair.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS (1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of 179,000(2) employees across 343 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

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(1) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(2) Number of employees includes over 168,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.

Appendix “A”
VOTING RESULTS - 2024 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Mary S. Chan as Director	210,757,008	95.27%	10,459,072	4.73%
Elect Hon. V. Peter Harder as Director	218,937,628	98.97%	2,278,451	1.03%
Elect Jan R. Hauser as Director	220,612,060	99.73%	604,019	0.27%
Elect Seetarama S. Kotagiri (CEO) as Director	220,191,583	99.54%	1,023,497	0.46%
Elect Jay K. Kunkel as Director	220,843,148	99.83%	372,931	0.17%
Elect Robert F. MacLellan as Director	215,972,307	97.63%	5,243,772	2.37%
Elect Mary Lou Maher as Director	217,156,631	98.16%	4,059,448	1.84%
Elect William A. Ruh as Director	213,392,737	96.46%	7,823,342	3.54%
Elect Dr. Indira V. Samarasekera as Director	197,029,150	89.07%	24,186,928	10.93%
Elect Matthew Tsien as Director	212,857,571	96.22%	8,358,062	3.78%
Elect Dr. Thomas Weber as Director	210,326,396	95.08%	10,889,683	4.92%
Elect Lisa S. Westlake as Director	210,793,229	95.29%	10,422,850	4.71%
Re-Appointment of Deloitte LLP as Auditor	229,513,189	99.65%	815,727	0.35%
Advisory Resolution on Executive Compensation	188,837,911	85.36%	32,377,922	14.64%